Filed Pursuant to Rule 433
Registration Statement No. 333-237546
Supplementing the Preliminary Prospectus Supplement
dated October 19, 2020 (To Prospectus dated April 2, 2020)

$1,000,000,000

ROSS STORES, INC.
$500,000,000 0.875% Senior Notes due 2026

$500,000,000 1.875% Senior Notes due 2031

Pricing Term Sheet
October 19, 2020

Issuer:	Ross Stores, Inc.
Anticipated Ratings:*	A2 (Stable) / BBB+ (Negative) (Moody’s/S&P)
Offering Format:	SEC Registered
Trade Date:	October 19, 2020
Settlement Date:	October 21, 2020 (T+2)
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BNP Paribas Securities Corp. Wells Fargo Securities, LLC

	2026 Notes	2031 Notes
Principal Amount:	$500,000,000	$500,000,000
Maturity Date:	April 15, 2026	April 15, 2031
Coupon (Interest Rate):	0.875%	1.875%
Interest Payment Dates:	Semi-annually on April 15 and October 15, beginning on April 15, 2021	Semi-annually on April 15 and October 15, beginning on April 15, 2021
Benchmark Treasury:	UST 0.250% due September 30, 2025	UST 0.625% due August 15, 2030
Benchmark Treasury Price/Yield:	99-19¼; 0.331%	98-22; 0.764%
Spread to Benchmark Treasury:	65 basis points	115 basis points
Yield to Maturity:	0.981%	1.914%
Price to Public:	99.436%	99.631%

Make-Whole Call:	Prior to March 15, 2026, T+10 basis points	Prior to January 15, 2031, T+20 basis points
Par Call:	On or after March 15, 2026	On or after January 15, 2031
Change of Control:	If the Issuer experiences a Change of Control Repurchase Event (as defined in the Preliminary Prospectus Supplement), it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.	If the Issuer experiences a Change of Control Repurchase Event (as defined in the Preliminary Prospectus Supplement), it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.
CUSIP/ISIN:	778296 AF0 / US778296AF07	778296 AG8 / US778296AG89

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or BofA Securities, Inc. can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or BofA Securities, Inc. at 1-800-294-1322.